Contact

www.linkedin.com/in/erikbarnlund (LinkedIn)
www.mavidea.com (Company)
www.openthehome.com (Company)

Top Skills

Business Development
Business Strategy
Web Design

Honors-Awards

The Go-Giver Award
Excellence in Company Culture Award

Erik Barnlund

CEO - Mavidea & Maxlider Brothers Customs
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Summary

Mavidea Technology Group, LLC

Purpose: Have fun serving others!

Credo:
As Mavideans,
We share our laughter with others,
We put others needs before our own, &
We do what’s right, the right way, at the right time.

We aspire…
To be disciplined,
To serve with humility,
To finish what we start,
To own our results,
To focus on the positive,
To be good stewards, and
To be even better tomorrow.

At Mavidea, we know that you choose to do business with those you Know, Like and Trust. We work hard to be genuine in how we present ourselves and transparent to those we serve. By being ourselves, we hope that you can get to know us quickly, like what you learn about us and, in turn, we create the foundation for trust to develop.

Mavidea services:

IT Management Services

* Security: Managed firewalls & network protection
* Stability: Network management
* Serenity: Disaster recovery and business continuity

* IT consulting: Network design & implementation, Microsoft SharePoint

Web Management Services

* Website design & development using WordPress
* Search Engine Optimization and Marketing

Specialties: Business development, relationship negotiation, web based sales conversion, non-traditional and traditional marketing, web design, web usability, management, strategic relationship development, etc.

Experience

Mavidea Technology Group, LLC
CEO & Co-Owner - www.mavidea.com
September 2006 - Present (15 years 8 months)

As the CEO of Mavidea Technology Group, LLC, I am responsible for aligning the organization with the Mission and Vision.

Maxlider Brothers Customs
CEO
April 2013 - Present (9 years 1 month)
Bloomington, Illinois

Premiere builder and restoration shop for the iconic Ford Bronco!

OpenTheHome.com
Co-Owner - OpenTheHome.com
May 2007 - December 2011 (4 years 8 months)

Online Real Estate Company ready to take on the likes of Zillow, Trulia and Iggy's House.

Recclaim Payment Solutions(SM)
Co-Owner - www.recclaim.com
May 2007 - December 2008 (1 year 8 months)

Global provider of insurance subrogation software focused on three major categories:

- Faster payment processing cycles
- Increased employee performance

- Industry changing reporting tools

Chief Marketing Officer/Managing Director of Strategic Growth and Business Development.

COUNTRY Insurance & Financial Services
Internet Agency Marketing Consultant
October 2000 - October 2006 (6 years 1 month)

Managed all marketing and positioning for www.countrycareer.com.

Dave's World
Director of Business Development
1997 - 2000 (3 years)

• Coordinated sales, business development and strategic alliances
• Designed/developed corporate websites and web based software/business applications
• Creator of Persuasive Conversion(TM) methodology focusing on increasing revenue and conversion rates generated by websites
• Consultant and creator of Internet marketing campaigns for clients
• Search engine optimization/marketing and PPC/CPM marketing to help numerous clients rank in top 10 of organic search results with Google, Yahoo and other major search engines based on specific keyword phrases
• Consultant for Internet based application implementation
• Consultant for non-traditional and buzz/viral marketing campaigns

Education

Illinois Wesleyan University
BFA, Art & Graphic Design · (1992 - 1996)